                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                   Plumas Bank
- - --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    729275107
- - --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Donald G. Lenz
                             Cortopassi Family Trust
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
- - --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 1996
- - --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 6 Pages)

- - ---------------------                                -----------------
CUSIP NO.   729275107                13D             Page 2 of 6 Pages
- - ---------------------                                -----------------

- - --------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                      Cortopassi Family Trust
- - --------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /  (b) / /
- - --------------------------------------------------------------------------------
    3        SEC USE ONLY

- - --------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (See Instructions)
                      PF, OO
- - --------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
- - --------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
- - --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                                67,091
     NUMBER    -----------------------------------------------------------------
       OF       8   SHARED VOTING POWER
     SHARES                     -0-
  BENEFICIALLY -----------------------------------------------------------------
    OWNED BY    9   SOLE DISPOSITIVE POWER
    REPORTING                   67,091
     PERSON    -----------------------------------------------------------------
      WITH     10   SHARED DISPOSITIVE POWER
                                -0-
- - --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                         67,091
- - --------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES
                                                                             / /
- - --------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         5.14%
- - --------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                         OO
- - --------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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Item 1:  Security and Issuer.

     Class of Securities:  Common Stock

     Issuer:               Plumas Bank ("Issuer")

     Principal Address:    35 S. Lindan Avenue
                           Quincy, CA   95971
                           Telephone:  (916) 283-6808

Item 2:  Identity and Background.

     (a) Reporting Person:

         Cortopassi Family Trust

     (b) Principal Business Address:

         11292 North Alpine Road
         Stockton, CA  95212

     (c) Principal Occupation/Principal Business:

         Investments

     (d) None.

     (e) None.

     (f) Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by Reporting Person in Item 5 have been purchased with personal funds. Reporting Person has paid a total of $601,037.00 (including broker's commissions and fees) in separate transactions. As of August 9, 1996, Reporting Person beneficially owned a total of 67,091 shares of the Common Stock of Issuer.

                               Page 3 of 6 Pages
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         During the 60-day period prior to August 9, 1996, Reporting Person acquired 6,403 shares of the Common Stock of Issuer in separate transactions as follows:

        Date of Purchase          Number of Shares              Total Cost*
        ----------------          ----------------              -----------
            07/31/96                     2,975                    $ 36,529
            07/31/96                     1,000                      12,404
            07/31/96                       494                       6,192
            08/05/96                       494                       6,316
            08/09/96                     1,440                      18,319

Item 4:  Purpose of Transaction.

         Reporting Person acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Person may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on its evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Person may dispose of all or a portion of its shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Person does not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

         However, Reporting Person reserves the right to take such action as it may deem appropriate with respect to any or all of such matters.

- - --------------
     *Includes broker's commissions and fees.

                               Page 4 of 6 Pages
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Item 5:  Interest in Securities of the Issuer.

Beneficial Ownership                        67,091
Percentage of Class                           5.14%
Sole Voting Power                           67,091
Shared Voting Power                              0
Sole Dispositive Power                      67,091
Shared Dispositive Power                         0

(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is the trustee of the Reporting Person named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7:  Material to be Filed as Exhibits.

         Not applicable.

                               Page 5 of 6 Pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 13, 1996


CORTOPASSI FAMILY TRUST



By:      s/ DEAN A. CORTOPASSI
   ---------------------------
         Dean A. Cortopassi
         Trustee

                               Page 6 of 6 Pages